UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                  For the date of 13 August, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


For Immediate Release - 13 August 2003



                           Allied Irish Banks, p.l.c.

              Dividend Reinvestment Terms: Interim Dividend, 2003



Allied Irish Banks, p.l.c. has today (13 August) announced the terms of the Share Offer being made in relation to the Interim Dividend of EUR 19.0c per share in respect of the year ending 31 December 2003. The dividend will be paid on 26 September 2003.

The Offer Price is EUR 12.27 per share, calculated as the average of the middle market quotations of the Bank's shares on the Irish Stock Exchange for the five business days commencing 6 August 2003 (the "ex-dividend" date).

For shareholders liable to Dividend Withholding Tax ("DWT"), this represents an entitlement to 1 new share for every 81 shares held, approximately. For shareholders exempt from DWT, the entitlement represents 1 new share for every 65 shares held, approximately.

Share Dividend Offer Letters will be dispatched to eligible shareholders on 25 August 2003. The closing date for the receipt of acceptances is 15 September 2003 (noon). Dividend warrants will be posted on 25 September 2003, and the dividend will be paid on 26 September 2003.

Dealings in the new shares (issued in lieu of cash dividends) will commence on 26 September, on which date the share accounts of shareholders whose holdings are uncertificated (i.e., held via CREST) will be credited. Pending the despatch of Share Certificates, on 1 October, to shareholders whose holdings are in certificated form, any such holders who wish to deal in the new shares on or from 26 September may do so under the Registrars'/ Stockbrokers' Direct Certification procedures.

This document is available for inspection from the document viewing facility of the UKLA during the next two business days. Copies of this announcement are available from the Registered Office of the Company for fourteen days following the date of publication.

                                    - END -



END




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  13 August, 2003                              By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.